FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
May 16, 2000                                 Vice President-Investor Relations
                                             214/978-2691

                  HALLIBURTON'S 2000 SHAREHOLDERS' MEETING AND
                            SECOND QUARTER DIVIDEND


         DALLAS, Texas -- At Halliburton Company's (NYSE:HAL) annual meeting of shareholders in Dallas today, the shareholders elected all 10 nominees to the board of directors, ratified the appointment of Arthur Andersen LLP to audit the company's financial statements for the year 2000, and voted in favor of a proposal to amend and restate the Company's 1993 stock and long-term incentive plan.
         At the board of directors' meeting following the shareholders' meeting, the board declared a second quarter dividend of 12.5 cents per share on the common stock payable June 22, 2000 to shareholders of record at the close of business on June 1, 2000.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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